UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Equinor’s share saving plan allocates shares

The shares purchased by DNB on behalf of Equinor (OSE: EQNR, NYSE: EQNR) on 15 January 2021 for use in the group’s share saving plan have on 20 January 2021 been distributed to the employees in accordance with their savings amount.

In addition, bonus shares have been allocated based on participation in the plan in 2018. Following this, the share saving plan has 9,198,273 shares.

As participants in the share saving plan, Equinor’s primary insiders, and their close associates have been allocated bonus shares at an average price of NOK 165.54. Details on allocation of shares are set forth in the overview below.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Name	Title	Shares allocated to primary insider	Shares allocated to close associate(s)	New shareholding primary insider	New shareholding close associate(s)	New total shareholding
Cook, Alasdair	Executive vice president	681		3,130		3,130
Frey-Martinez, Jose	Vice president	211		4,103		4,103
Holm, Mads	Senior vice president	269		1,387		1,387
Hove, Kjetil	Executive vice president	668		15,223		15,223
Jacobsen, Jon Arnt	Senior vice president corporate audit	800		28,119		28,119
Karlsen, Rune	Vice president	314		7,338		7,338
Kvelvane, Ørjan	Senior vice president	371		11,871		11,871
Labråten, Per-Martin	Member of the board of directors	122		2,484		2,484
Lindbæk, Jannik	Senior vice president	544		9,175		9,175
Lockhart, Carri	Senior vice president	814		6,635		6,635
Løseth, Tore M.	Executive vice president	455		13,424		13,424
Møllerstad, Hilde	Member of the board of directors	282	302	5,574	3,877	9,451
Nilsson, Jannicke	Chief Operating Officer	732	266	34,911	19,105	54,016
Nordang, Ana Fonseca	Senior vice president	362	207	6,124	2,129	8,253
Opedal, Anders	Chief Executive Officer	186	186	29,954	2,942	32,896
Rummelhoff, Irene	Executive vice president	728		40,364	407	40,771
Skeie, Svein	Acting CFO	517	287	33,959	8,359	42,318
Torstensen, Siv Helen	General counsel	430	192	10,493	2,633	13,126

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: January 20, 2021	/s/ SVEIN SKEIE
Svein Skeie
Chief Financial Officer